UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2020

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.
Full Name of Registrant

Former Name of Registrant (if Applicable)

6080 Center Drive, Suite 1200
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90045
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Eagle Entertainment Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Report”), originally due on May 15, 2020, due to impacts of the COVID-19 pandemic on the Company. In reliance on the Order of the Securities and Exchange Commission dated March 25, 2020 pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has availed itself of an extension of the original deadline to file the Report, which rendered the report due on June 29, 2020. However, the continuing disruptions from the COVID-19 pandemic and their impact on the Company have required additional time to complete the Report and finalize the financial statements therein. The COVID-19 pandemic has disrupted, and continues to disrupt, the Company’s day-to-day activities, including limiting the Company’s access to facilities. In accordance with Rule 12b-25 and Rule 0-3 of the Exchange Act, the Company expects to be able to file the Report on or before the fifth calendar day following its prescribed due date or by July 6, 2020 (the next business day).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christian Mezger	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Annual Report on Form 10-K for the year ended December 31, 2019 previously disclosed that, due to conditions arising from the ongoing COVID-19 pandemic, there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance of the financial statements. In the Report, the Company expects to again disclose that, due to conditions arising from the ongoing COVID-19 pandemic, there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance of the financial statements. In the Report, the Company also expects to disclose a goodwill impairment related to our Maritime and Land Connectivity reporting unit and other than temporary impairments related to our investments in Wireless Maritime Services, LLC and Santander Teleport S.L., as a result of the impacts on the Company of the COVID-19 pandemic; however, at this time, the Report, including the financial statements therein, is under review and not yet complete.

Global Eagle Entertainment Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2020	By:	/s/ Christian Mezger
			Name:	Christian Mezger
			Title:	Chief Financial Officer